Exhibit 2.1

THIS DEED (this Deed) is made this 26 day of May 2016 by and among

(1)	JURONG SHIPYARD PTE LTD, a corporation organised under the laws of Singapore, having its registered office at 29 Tanjong Kling Road, Singapore 628054 (the Builder);

(2)	HERCULES NORTH SEA, LTD, an exempted company incorporated under the laws of the Cayman Islands and having its office at P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands (the Original Purchaser);

(3)	HERCULES OFFSHORE INC, a company organised under the laws of Delaware and having its office at 1675 S State Street STE B, Dover, DE, 19901, United States of America (HOI);

(4)	HERCULES BRITISH OFFSHORE LIMITED, a company organised under the laws of England and Wales and having its registered office at International House, 1 St. Katherine’s Way, London E1W 1AY, United Kingdom (HBOL); and

(5)	MAERSK HIGHLANDER UK LIMITED, a company incorporated under the laws of England and Wales (company registration number 10195411) whose registered office is at Maersk House, Braham Street, London E1 8EP (the New Purchaser),

(each a Party and together the Parties).

BACKGROUND

(A)	The Builder and the Original Purchaser entered into that certain construction contract dated 19 May 2014 (as amended and supplemented) (the Contract), whereby the Builder agreed to build, sell and deliver the Friede & Goldman Design JU2000E heavy duty jack-up rig bearing hull number 11-1118 and IMO 9745249, as more particularly described in the Contract (the Vessel).

(B)	The Parties have agreed, among other things, that in consideration for the New Purchaser making payment of the Final Installment under the Contract the Builder is agreeing to (among other things) perform the Contract in favour of the New Purchaser and grant a full release of any claims, obligations, duties or other rights that it may have against the Original Purchaser, HOI and HBOL and their corresponding Related Parties (together the Hercules Parties) on the terms set out in this Deed.

NOW IT IS HEREBY AGREED AS FOLLOWS:

1	Interpretation

1.1	Capitalised words and expressions used but not defined in this Deed shall have the meanings they are given in the Contract.

1.2	In this Deed, unless the context otherwise requires:

Bill of Sale has the meaning given to it in clause 5.2

Builder Indemnified Claim has the meaning given to it in clause 5.8

Completion Deliverables means each of the documents, evidence and/or circumstances set out in Schedule 1;

Construction Management Agreement means that certain agreement dated 11 August 2014 between the Original Purchaser and HOI, whereby HOI agreed to provide management services related to the construction of the Vessel;

Collateral Agent means the collateral agent under the First Lien Credit Agreement

Debenture means the debenture dated 6 November 2015 executed by (among others) HBOL, Hercules Offshore UK Limited and Hercules North Sea Driller Limited as chargors in favour of the Collateral Agent

Direct Agreement means the direct agreement dated 22 May 2015 between the Builder, the Original Purchaser and the Culzean Operator

Drilling Contract means the drilling contract dated 19 May 2014 between HBOL and the Culzean Operator in relation to the drilling services to be conducted by HBOL

Drilling Contract Novation Agreement means the agreed form novation and amendment agreement dated on or around the date of this Deed between HBOL, the Culzean Operator and the New Purchaser transferring by novation the rights and obligations of HBOL under the Drilling Contract to the New Purchaser

Equipment with Transferred Obligations means the equipment and services more particularly described in Schedule 3

Effective Date has the meaning given to it in clause 5.5

Export Controls means the export control laws and regulations of any jurisdiction, including without limitation the Export Administration Regulations (15 C.F.R. Parts 730 – 776), the US Arms Export Control Act (22 U.S.C. 2778) and the International Traffic in Arms Regulations (22 C.F.R. Parts 120 – 130), the UK Export Control Act 2002 and UK Export Control Order 2008 together with all subordinate legislation made thereunder, Council Regulation (EC) No 428/2009, all as amended, together with any licence, authorisation, approval, exemption or exception, decision, order, advisory opinion, official guidance, classification or rating made, granted or established pursuant to any of the above

First Lien Credit Agreement means that certain credit agreement by and among HOI, as borrower, and Jefferies Finance LLC, as administrative agent and collateral agent, dated as of November 6, 2015 (as amended, modified or supplemented from time to time)

First Lien Lenders means the lenders from time to time party to the First Lien Credit Agreement

Heavy Lift Contract means the heavy lift charter party dated 12 February 2015 between Dockwise Shipping B.V. and HBOL

Heavy Lift Contract Novation Agreement means the agreed form novation and amendment agreement dated on or around the date of this Deed between Dockwise Shipping B.V., the New Purchaser and HBOL transferring by novation the rights and obligations of HBOL under the Heavy Lift Contract to the New Purchaser

HOI Intercompany Liability means the intercompany payables owed by the Original Purchaser to HOI

HOSL Intercompany Liability means the intercompany payables owed by the Original Purchaser to HOSL

HOSL means Hercules Oilfield Services, Ltd an exempted company incorporated in the Cayman Islands (company number 174579) whose registered office is at c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman KY1-1104, Cayman Islands

Indemnification Cap has the meaning given to it in clause 5.9

Indemnities has the meaning given to it in clause 5.7

Lender Consent means the written consent from the requisite First Lien Lenders under the First Lien Credit Agreement providing consent to the transactions contemplated by this Deed and any documents referred to herein

Novated Contract means the Contract as the same has been amended, supplemented and novated pursuant to the terms of this Deed

Operational Handover Documents means:

(a)	the rig and site-team computer system (servers, switches, modems, deck top computer, printers etc.) together with all files, programs, codes, directions and systems associated with such; or

(b)	to the extent not provided via (a) above and to the extent it exists, hard copy or electronic copies of the following:

(i)	records of all purchase orders, payment details and delivery status;

(ii)	maintenance system including records and documentation;

(iii)	vendor documentation, manuals, original certificates, MRB, approval letters etc;

(iv)	documents from Builder and third part surveys, inspection, analysis, verification and assurances activities;

(v)	meeting records for meeting with the Culzean Operator, the Classification Society, authorities, the Builder and vendors;

(vi)	all class and authorities certificates and statement of completed including approval letters; and

(vii)	all engineering reports covering; analysis, studies and surveys

Post Effective Date Indemnified Claim has the meaning given to it in clause 5.5

Purchased Equipment means the equipment and services more particularly described in Schedule 2

Related Parties has the meaning given to it in clause 5.1

Released Claims has the meaning given to it in clause 5.1

Security Agreement means the security agreement dated 6 November 2015 executed by, inter alia, the HOI as borrower in favour of the Collateral Agent

Security Discharge means the agreed form Deed(s) of partial release of the Security Documents, together with any notices, consents, certificates or other documents required to be delivered thereunder

Security Documents means the Debenture and the Security Agreement

Service Agreements means:

(a)	Contract No TMS HO001 Provision of Training Management Services dated 11 March 2015 between Hercules Offshore UK Limited and Survivex Limited;

(b)	Agreement for Catering and Cleaning Services between Hercules British Offshore Limited and ESS Support Services Worldwide dated 1 May 2016; and

(c)	Medical Services Agreement between Abermed Limited and Hercules Britannia Holdings Ltd.

Supplier Indemnified Claim has the meaning given to it in clause 5.6

2	Effect of this Deed

2.1	The Parties hereby agree that this Deed shall immediately be fully and effectively binding on them.

2.2	To the extent of any conflict between the terms of this Deed and the Contract, the terms of this Deed shall prevail.

3	Benefit of the Contract

3.1	With effect from the date hereof and in respect of the period from the date hereof:

(a)	the Original Purchaser releases the Builder from the Builder’s obligations, duties and liabilities under the Contract and the Builder agrees that it has no further rights against the Original Purchaser arising out of or relating to the Contract;

(b)	the Builder releases the Original Purchaser from the Original Purchaser’s obligations, duties and liabilities arising out of or relating to the Contract, and the Original Purchaser agrees that it has no further rights or claims against the Builder under the Contract;

(c)	the New Purchaser agrees to assume the rights and obligations, duties and liabilities of the “Purchaser” under the Contract (as amended and novated hereby) and to perform the obligations of the “Purchaser” under the Novated Contract;

(d)	the Builder consents to and accepts the assumption by the New Purchaser of the rights, obligations, duties and liabilities of the “Purchaser” under the Contract (as amended and novated hereby) and the New Purchaser’s agreement to perform the obligations of the “Purchaser” under the Novated Contract; and

(e)	the Builder acknowledges that its obligations, duties and liabilities under the Novated Contract are owed to the New Purchaser, and agrees with the New Purchaser to perform the obligations of the “Builder” under the Novated Contract.

3.2	The Builder agrees that it shall not exercise any claims in respect of any losses, liabilities or claims against the New Purchaser which arose or are attributable to the period prior to the date of this Deed and for the avoidance of doubt this shall not preclude the Builder being able to rely on any defences, limitations and exclusions which it would have had if the New Purchaser had been the “Purchaser” under the Contract.

3.3	The definition of Vessel in the Contract shall be amended to include the Purchased Equipment, and the Purchased Equipment shall be treated as if it were Materials under the Contract purchased by the Builder from a supplier on the Maker’s list, save that:

(a)	The Makers in relation to the Purchased Equipment shall refer to the Hercules Parties and the original suppliers; and

(b)	The title and intellectual property licences of the Purchased Equipment shall be transferred to the New Purchaser to the extent the Builder has received them from the Hercules Parties and/or the original suppliers, and title and rights to the Purchased Equipment which is not Equipment with Transferred Obligations shall be transferred by way of an agreed form bill of sale in favour of the New Purchaser.

3.4	Without limitation, clauses 16.9 and 16.11 of the Contract shall apply to the Purchased Equipment.

3.5	It is acknowledged and agreed that the Builder will pay the amounts due and payable to the suppliers of the Equipment with Transferred Obligations for purchase of the Equipment with Transferred Obligations, as they fall due up to the amount of USD$6,723,695. The Builder will transfer title to the Equipment with Transferred Obligations by delivering such Equipment with Transferred Obligations to the New Purchaser or as it may direct, along with a bill of sale upon transfer of title of that item of Equipment with Transferred Obligations to the Builder from the relevant supplier, which shall be as soon as practicable after the date of this Deed and in any event by the date reasonably required by the New Purchaser, having regard to the date of delivery by the original supplier.

3.6	The Builder agrees that it will obtain all export controls necessary or desirable for the movement of the Vessel, the Purchased Equipment and/or the Equipment with Transferred Obligations out of Singapore and, to the extent delivery is required into the United Kingdom, use reasonable endeavours to obtain export/import controls of which it is notified by the New Purchaser for the movement of the Equipment with Transferred Obligations into UK waters.

3.7	Upon reasonable request of the New Purchaser, the Builder agrees to use reasonable endeavours to work together with the New Purchaser to obtain from the Hercules Parties and/or the original suppliers such rights, title, and interest in and to the Purchased Equipment as it can obtain.

3.8	New Purchaser’s licence of its rights under clause 19.3 of the Contract and sub-license of any rights from suppliers and vendors referred to in clause 19.2 of the Contract (which shall include, for the avoidance of doubt, the Purchased Equipment and the Equipment with Transferred Obligations) shall include the right to sub-license such rights and disclose any related Confidential Information pursuant to clause 29.3 of the Contract to any person which is an affiliate of the New Purchaser for the time being (whether on or after the date of this Deed), a customer of the New Purchaser or any of such affiliates, or any subsequent owner of the Vessel, the Purchased Equipment and/or the Equipment with Transferred Obligations and their affiliates or customers.

3.9	The New Purchaser agrees that within five (5) days after the date of this Deed, it will agree to take a novation of the Service Contracts.

4	Final Instalment and Payments

4.1	The New Purchaser shall have received each of the Completion Deliverables prior to, or simultaneously with, payment of the Final Instalment. To the extent that the New Purchaser has not received a Completion Deliverable and it proceeds to make payment of the Final Instalment, unless otherwise agreed in writing, such Completion Deliverable shall have been waived by the New Purchaser.

4.2	The Builder hereby acknowledges and agrees that notwithstanding anything to the contrary in the Contract, the Novated Contract or otherwise, upon receipt of USD$195,988,025 from the New Purchaser, it will treat such amount as the Final Instalment for all purposes of the Contract and the Builder will immediately proceed with Delivery of the Vessel and the Purchased Equipment in favour of the New Purchaser pursuant to the Novated Contract.

4.3	Upon Delivery, the Builder will invoice New Purchaser for fifty per cent (50%) of the Equipment with Transferred Obligations in the amount of USD$500,000 and the New Purchaser shall pay such amount due in accordance with the provisions of the Novated Contract.

4.4	On the date that the delivery and transfer of title to one hundred per cent (100%) of the Equipment with Transferred Obligations has been made to the New Purchaser, the Builder will invoice New Purchaser for fifty per cent (50%) of the Equipment with Transferred Obligations in the amount of USD$500,000 and the New Purchaser shall pay such amount due in accordance with the provisions of the Novated Contract.

4.5	The Builder and the New Purchaser agree that upon Delivery and acceptance of the Vessel, the New Purchaser shall have the right to keep the Vessel, Purchased Equipment and/or Equipment with Transferred Obligations at the Builder’s Shipyard at no additional cost to the New Purchaser for a period of up to five (5) weeks after Delivery of the Vessel, and the Builder will provide all necessary assistance and access, together with all necessary resources for the running of the Vessel (including, without limitation, water, waste handling and power), to the New Purchaser, its Related Parties and subcontractors in order to keep the Vessel by the quayside during such period.

5	Release

5.1	By this Deed, each of the Builder and the New Purchaser for themselves, their affiliates and representatives, and their successors and assigns, hereby releases and forever discharges the Hercules Parties from any and all actions, claims, liens, encumbrances, rights, demands and set-offs, whether in this jurisdiction or any other, whether or not presently known to the Builder, the New Purchaser or to the law, and whether in law or equity, that the Builder, its parent, subsidiaries, assigns, transferees, representatives, principals, agents, officers and directors (together, the Related Parties), the New Purchaser and its Related Parties or any of them ever had, may have or hereafter can, shall or may have against the Hercules Parties arising out of or in connection with the Contract, the Purchased Equipment, the Equipment with Transferred Obligations, the Vessel and/or the Direct Agreement (the Released Claims). Notwithstanding the foregoing release, the Original Purchaser, HOI and HBOL agree to continue to comply with the provisions of clause 12 after the date hereof.

5.2	Without prejudice to any and all rights of the Hercules Parties under the bill of sale by and between HBOL and HOI as assignors, and the Builder as assignee (the Bill of Sale), by this Deed, each of the Hercules Parties hereby releases and forever discharges the Builder and the New Purchaser from any and all actions, claims, liens, encumbrances, rights, demands and set-offs, whether in this jurisdiction or any other, whether or not presently known to the Hercules Parties or to the law, and whether in law or equity, that the Hercules Parties or any of them ever had, may have or hereafter can, shall or may have against the Builder and the New Purchaser or its Related Parties arising out of or in connection with the Contract, the Purchased Equipment, the Equipment with Transferred Obligations, the Vessel and/or the Direct Agreement.

5.3	Without prejudice to any and all rights and obligations of the New Purchaser or the Hercules Parties under this Deed, the Bill of Sale or the Novation Agreements included in the Completion Deliverables, each of the Original Purchaser, HOI, HBOL and its Related Parties hereby confirms that it will release and forever discharge, all and/or any actions, claims, liens, encumbrances, rights, demands and set-offs, whether in this jurisdiction or any other, whether or not presently known to it or to the law, and whether in law or equity, that it or any of them ever had, may have or hereafter can, shall or may have against the Vessel, the Purchased Equipment and/or the Equipment with Transferred Obligations.

5.4	Each of HOI and the Original Purchaser hereby release each other in full from the rights and obligations under the Construction Management Agreement and the Construction Management Agreement is hereby terminated.

5.5	The New Purchaser agrees to indemnify, defend and hold harmless the Hercules Parties from and against any and all losses, claims, demands, damages, liability, charges, judgments, settlements or expenses (including but not limited to reasonable attorney’s fees and costs), involving a third party claim (that is to say a party other than any of the Hercules Parties or a First Lien Lender) against a Hercules Party, arising solely as a result of any act or omission of any party (other than a Hercules Party) after the date of this Deed (Effective Date) arising out of or related to the Contract, the Novated Contract, the Bill of Sale, the Novation Agreements, the Vessel, the Purchased Equipment and/or the Equipment with Transferred Obligations (a Post Effective Date Indemnified Claim).

5.6	The New Purchaser agrees to indemnify, defend and hold harmless the Hercules Parties from and against any and all losses, claims, demands, damages, liability, charges, judgments,

settlements or expenses (including but not limited to reasonable attorney’s fees and costs), related to a third party equipment supplier payment claim (that is to say a party other than any of the Hercules Parties relating to the supply of equipment for or in respect of the Vessel before the Effective Date) (a Supplier Indemnified Claim).

5.7	The indemnities for any Post Effective Date Indemnified Claim and any Supplier Indemnified Claim (together Indemnities) shall apply whether or not the Hercules Parties was or is claimed to be passively, concurrently or actively negligent, and regardless of whether liability without fault is imposed or sought to be imposed on the Hercules Parties. The Hercules Parties shall give prompt notice to New Purchaser of any claim under either of the Indemnities, and New Purchaser shall have the right to conduct, manage and direct the defence and resolution of any such claim, at its sole cost and expense. The Hercules Parties shall be required to take such action and give such as assistance as the New Purchaser may reasonably require in respect of the defence and resolution of any claim (and may not agree any settlement or compromise of a claim without New Purchaser’s written consent) but if the New Purchaser fails to undertake the defence of any Hercules Parties as provided herein within thirty (30) Days following any written notice from such Hercules Party asserting such failure, then the Hercules Parties shall have the right to defend, at the sole cost and expense of the New Purchaser, against any such claims.

5.8	The Builder agrees to indemnify, defend and hold harmless the New Purchaser from and against any and all losses, claims, demands, damages, liability, charges, judgments, settlements or expenses (including but not limited to reasonable attorney’s fees and costs), related to a third party equipment supplier payment claim (that is to say a party other than any of the Hercules Parties relating to the supply of equipment for or in respect of the Vessel before the Effective Date) (a Builder Indemnified Claim).

5.9	The Builder’s aggregate liability for any Builder Indemnified Claim shall be limited to the maximum sum of USD$6,723,695 in aggregate which maximum amount shall be reduced by any amounts that the Builder actually pays to suppliers of Purchased Equipment and/or Equipment with Transferred Obligations, after the Effective Date and any payment made in accordance with clause 12.1 of this Deed (the Indemnification Cap). The indemnity for any Builder Indemnified Claim (Indemnity) shall apply whether or not the Hercules Parties or the New Purchaser was or is claimed to be passively, concurrently or actively negligent, and regardless of whether liability without fault is imposed or sought to be imposed on the Hercules Parties or the New Purchaser. The New Purchaser shall give prompt notice to the Builder of any claim under the Indemnity, and the Builder shall have the right to conduct, manage and direct the defence and resolution of any such claim, at its sole cost and expense. The New Purchaser shall be required to take such action and give such as assistance as the Builder may reasonably require in respect of the defence and resolution of any claim (and may not agree any settlement or compromise of a claim without the Builder’s written consent) but if the Builder fails to undertake the defence of the New Purchaser as provided herein within thirty (30) Days following any written notice from such the New Purchaser asserting such failure, then the New Purchaser shall have the right to defend, at the sole cost and expense of the Builder, against any such claims.

5.10	If at any time, the Indemnification Cap has been reached and/or exceeded, the Builder and the New Purchaser shall co-operate with each other to obtain novations of such of those documents as the Builder may select relating to the Purchased Equipment with Transferred Obligations from the Builder to the New Purchaser. In any event, once such Indemnification Cap has been reached, should a supplier refuse such a foregoing novation, the New Purchaser shall make any payments owed to such supplier on behalf of the Builder, as if the novation had been accepted.

5.11	Notwithstanding the foregoing releases and indemnities, each of the Parties agree to continue to comply with the provisions of clause 12 after the date hereof.

6	Agreement not to sue

6.1	Each of the Builder and the New Purchaser agrees, on behalf of itself and on behalf of its Related Parties not to sue, commence, voluntarily aid in any way, prosecute or cause to be commenced or prosecuted against the Hercules Parties any action, suit or other proceeding concerning the Released Claims, in this jurisdiction or any other.

6.2	Each of the Hercules Parties agrees, on behalf of itself and on behalf of its Related Parties not to sue, commence, voluntarily aid in any way, prosecute or cause to be commenced or prosecuted against the Builder or the New Purchaser any action, suit or other proceeding concerning the Released Claims, in this jurisdiction or any other.

6.3	Notwithstanding the foregoing agreements in this clause, each of the Parties agree to continue to comply with the provisions of clause 12 after the date hereof.

7	Assignment

7.1	Subject to the releases and covenants in clauses 5 and 6, the New Purchaser may assign the benefit of this Deed to an affiliate and for that purpose, such affiliate shall be an Authorised Person pursuant to clause 29 of the Contract.

7.2	No other party may assign or transfer the benefit of this Deed to another person without the prior written consent of the other Parties.

8	Governing Law and Jurisdiction

8.1	This Deed and any dispute or claim (including non-contractual disputes or claims) arising out of or in connection with it or its subject matter or formation shall be governed by and construed in accordance with the law of England and Wales.

8.2	Clause 28 of the Contract shall be incorporated in this Deed as if set out in full herein, mutatis mutandis, provided however, that references to “Parties” in clause 28.2 thereof shall only include the Builder and the New Purchaser.

9	Entire Agreement

This Deed, the Bill of Sale and the Novation Agreements constitutes the entire understanding and agreement between the Parties in relation to the subject matter of this Deed.

10	Counterparts

This Deed may be executed in any number of counterparts, each of which when executed and delivered shall constitute a duplicate original, but all the counterparts shall together constitute the one Deed.

11	Confidentiality

Clause 29 of the Contract shall be incorporated in this Deed, as if set out in full herein, mutatis mutandis, provided however that the First Lien Lenders and their professional advisers shall be Authorised Persons for the purposes of disclosing this Deed and the documents relating hereto.

12	Further Assurance

12.1

Each Party shall (at its own cost but without incurring cost to the Hercules Parties) promptly do all such acts or execute all such documents (including assignments, transfers, notices and instructions) as any other Party may reasonably specify to give effect to, facilitate, complete, enable, create, maintain and/or perfect the transactions contemplated hereby and/or referred to herein or for the exercise of any rights, powers and remedies of the Parties or by law and/or to confer on the Parties to the fullest extent the rights intended to be conferred by this Deed, and in respect of the Hercules Parties only (at the cost of the Builder but limited by and only up to an amount of the Indemnification Cap, after which it shall be at the cost of the New Purchaser), to transfer whatever right, title or interest (including in respect of warranties and intellectual property rights) it may have in the Purchased Equipment or Equipment with Transferred Obligations, or equipment, spare gear, spare parts, consumable or other stores, belongings and appurtenances purchased exclusively for the Vessel, in each case, to the Builder, which the Builder then transfers to the New Purchaser.

12.2	The Hercules Parties shall (without incurring cost to the Hercules Parties) make available any and all Operational Handover Documents to the New Purchaser as reasonably required or reasonably requested after the date of this Deed, for up to ninety (90) days after the Effective Date.

13	Notices

Clause 26 of the Contract shall be incorporated in this Deed as if set out in full herein, mutatis mutandis, with the New Purchaser’s notice details being:

Address:	Maersk House, Braham Street, London E1 8EP and with effect from Friday 27th May to 13th Floor, Aldgate Tower, 2 Leman Street, London E1 8FA

Phone:	02077125007

Email:	john.kilby@maersk.com

14	Miscellaneous

14.1	No waiver by any Party of any breach of any provision of this Deed shall be deemed to be a waiver of any preceding or succeeding breach of the same or any other provision of this Deed.

14.2	In the case that any one or more of the provisions contained in this Deed should be held to be invalid, illegal or unenforceable in any respect under any law, the validity, legality and enforceability of the remaining provisions in this Deed shall not in any way be affected or limited.

14.3	All modifications of and changes to this Deed are only valid if executed in writing and signed by the Parties, provided however that to the extent that such modifications or changes do not relate to HOI, HBOL and/or Original Purchaser’s rights under this Deed, the consent of the Builder and the New Purchaser only are required.

This document has been executed as a Deed and is delivered and takes effect on the date stated at the beginning of it.

Executed as a deed by

JURONG SHIPYARD PTE LTD acting by: William Gu Weiguang

In the presence of: /s/ Patrick Tan Lyemoch	/s/ William Gu Weiguang
Name of Witness: Patrick Tan Lyemoch	General Manager
Address: 2423 Pasir Panjang Road #05-13 117490 Singapore, SG

Executed as a deed by

HERCULES NORTH SEA, LTD acting by: Claus E. Feyling

In the presence of: /s/ Thrine Seglem	/s/ Claus E. Feyling
Name of Witness: Thrine Seglem	Director
Address: Ludvig Feyling SGT 18, 4370 Egersund, Norway

Executed as a deed by

HERCULES OFFSHORE INC. acting by: Troy Carson

In the presence of: /s/ Charles Lestage	/s/ Troy Carson
Name of Witness: Charles Lestage	Senior Vice President & CFO
Address: 9 Gray Plaza, Houston, TX 77046

Executed as a deed by

HERCULES BRITISH OFFSHORE LIMITED acting by: Claus E. Feyling

In the presence of: /s/ Thrine Seglem	/s/ Claus E. Feyling
Name of Witness: Thrine Seglem	Director
Address: Ludvig Feyling SGT 18, 4370 Egersund, Norway

Executed as a deed by

MAERSK HIGHLANDER UK LIMITED acting by: Morton Nordund-Poulson

In the presence of: /s/ Jan Holm	/s/ Morton Nordund-Poulson
Name of Witness: Jan Holm	Director
Address: 70 Lean Way 0525 098370 Singapore, SG